December 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Request for Acceleration of Effectiveness Range Impact, Inc. Registration Statement on Form S-1 File Number 333-279203

Ladies and Gentlemen:

As a follow-up to the undersigned’s telephone conversation with the Staff on December 20, 2024, on behalf of Range Impact, Inc. (the “Company”), we hereby respectfully withdraw our request for the acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File Number 333-279203 (the “Registration Statement”) at 5:30 Eastern Time on December 20, 2024, previously delivered to you on December 20, 2024. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future time.

Please contact the undersigned if you have any questions concerning this request and to confirm that our request for withdrawal has been accepted by the Securities and Exchange Commission.

Very truly yours,

 /s/ Howard Groedel

Howard Groedel

On behalf of Range Impact, Inc.

1660 West 2nd Street Suite 1100 Cleveland, OH 44113-1406	FIRM 216.583.7000	FAX 216.583.7001